Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Retweet: @AjitPai Pleased @JusticeATR has reached a settlement with T-Mobile and Sprint. The parties’ @FCC commitments on #5G would cover 99% of Americans, and along with measures in @TheJusticeDept consent decree, will advance US leadership in #5G and protect competition. My full statement below.

CHAIRMAN PAI STATEMENT ON JUSTICE DEPARTMENT’S

PROPOSED SETTLEMENT OF T-MOBILE/SPRINT MERGER

WASHINGTON, July 26, 2019—The U.S. Department of Justice today filed a proposed settlement in the U.S. District Court for the District of Columbia that, if approved by the court, would resolve the Department’s concerns about the purchase by T-Mobile US, Inc. of Sprint Corp. Federal Communications Commission Chairman Ajit Pai issued the following statement:

“I am pleased that the U.S. Department of Justice has reached a settlement with T-Mobile and Sprint. The commitments made to the FCC by T-Mobile and Sprint to deploy a 5G network that would cover 99% of the American people, along with the measures outlined in the Department’s consent decree, will advance U.S. leadership in 5G and protect competition. In addition, the transaction has garnered bipartisan support, including from Governor Laura Kelly (D-KS), Congresswoman Anna Eshoo (D-CA), and former FCC Commissioner Mignon Clyburn.

“Because of this transaction’s potential to help close the digital divide in rural America and maintain our nation’s leadership in 5G, as well as the commitments made by T-Mobile and Sprint to the FCC, I plan to present my colleagues soon with a draft order, consistent with the Department’s filings, favorably resolving the FCC’s review of the transaction.”

The following communication was made available by Sprint to Sprint Prepaid employees:

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HUMAN RESOURCES FREQUENTLY ASKED QUESTIONS

Prepaid Divestiture

Please take time to review this entire document and link back to it often, as we will continue to add questions and answers.

If there is any conflict between this document and the legal plan documents, the plan documents will govern.

General Questions

1.	When will a transaction with DISH become effective?

The merger between Sprint and T-Mobile must close before the deal can close with DISH. If the merger between Sprint and T-Mobile occurs, a date will be identified as a close date for DISH. That date will be shared with you. If there is no merger between Sprint and T-Mobile, the Prepaid organization will not be divested.

2.	How will potentially being an MVNO to the New T-Mobile impact our ability to have the same level of success with promotions?

Before the divestiture of the prepaid business, this should have no impact to the business approach to promotional offerings.

3.	What happens to Shared Services employees that support Boost, Virgin and Sprint Prepaid? What organizations will be part of the new Prepaid organization?

The goal is to enable the new Prepaid organization to operate as a self-contained team – when it comes to strategy and execution – that drives the core business forward. We will be reorganizing and moving Media Purchasing, Digital Media, National Retail, Device Forecasting, Care and Finance into the new Prepaid organization, effective immediately. We will leave the more transactional functionality to be shared services.

4.	What functions will be handled via shared services?

We have worked with DISH to develop a transition services agreement outlining the key functions they will need to continue to leverage from New T-Mobile. The primary functions will include:

•	IT services

•	Device certification and supplier contract and management

•	Device purchasing, forward and reverse logistics

•	Digital platform management, UX support and authoring, and web analytics

•	Care reporting and transition services

•	Fraud management

•	Accounting and tax transition support and consulting

5.	What happens to the new Prepaid organization office space (i.e., Warren, Overland Park and Irvine locations)? Will we be co-located with New T-Mobile employees on the same floor?

There are no changes to office locations at this time. Until we know more, we will continue to operate the business as usual.

Employment Questions

6.	When will I know the status of my job and how this transition impacts me?

DISH will provide you all with an offer letter after a Sprint and T-Mobile merger has closed and at least 30 days prior to the new Prepaid organization and DISH closing date.

7.	If DISH were to eliminate our positions after we transition, would I be eligible for separation benefits?

DISH has agreed that, for 12 months following closing of its purchase of the prepaid business, DISH will provide severance benefits that are no less favorable than the severance benefits you would have been entitled to under Sprint’s Separation Plan.

8.	Can I decline the DISH offer and elect to receive a separation package from New T-Mobile?

It depends on whether your employment offer from DISH is comparable.

If you are presented with a non-comparable employment offer by DISH, you would qualify for separation benefits if you decline the DISH offer. If you accept the DISH offer, you will no longer be eligible for separation benefits from New T-Mobile.

If you are presented with a comparable employment offer, you would not qualify for separation benefits. A decline of the DISH offer would be considered a voluntary resignation of employment.

A “comparable employment” offer would require an offer from DISH to have a Cash Compensation that is at least 90% of your Cash Compensation for your current position, and be within a Reasonable Commuting Distance (within 50 miles of your current work location).

Cash Compensation means the sum of base salary plus short-term incentive opportunity or targeted sales incentive or commission at 100%.

9.	Do we have a choice to stay with Sprint or look for opportunities in New T-Mobile?

Our hope is to ensure the right thing is done for each employee. However, during this time job changes/transfers will require approval by the Chief Human Resources Officer. Our hope is that we will have our employee’s commitment to ensure a successful transition of the business to DISH.

10.	How will this affect who I work with today?

There is no impact. Your day-to-day responsibilities do not change. It is critical that we all maintain our focus to ensure we continue to provide the absolute highest level of product and service to our customers.

11.	What is expected of me now?

We ask that you continue to perform your current responsibilities until and unless you are told otherwise. More information regarding the transaction and any integration activities will be shared in the near future.

Compensation Information

12.	What happens to my Turnaround Incentive Award (TIA) or other Sprint restricted stock units (RSUs) or stock options?

Without any action on your part, your Sprint TIA and any other equity awards will be converted at closing of the Sprint and T-Mobile transaction into T-Mobile equity awards using the exchange ratio. In addition, if your TIA is not yet earned, it will be deemed earned at 100% at closing of the Sprint and T-Mobile merger, and any performance-based RSUs that are not yet earned because the performance period is still ongoing will be deemed earned 100% at closing. If you transition to DISH, your TIA or other RSUs will immediately vest and the underlying T-Mobile shares will be distributed as soon as practicable. If you do not accept your DISH offer, and that offer was non-comparable with the result that you receive severance, your TIA and other equity awards will immediately vest and the T-Mobile shares underlying your RSUs will be distributed to you as soon as practicable after your termination date.

13.	What happens to my Sprint Short-term Incentive Plan (STI)?

If you accept your DISH offer and become employed by DISH, or if you decline a non-comparable offer from DISH and receive a severance package, you will be eligible for a STI payout based upon the terms and conditions of the Short-term Incentive Plan. Vested employees are eligible for a payment based on performance achievement. The payment will be prorated based on the number of days you worked in the performance period before your termination date.

14.	What happens to my Sprint Sales Incentive Plan (SIP)?

There is no impact to the terms and conditions of your SIP Plan today. DISH has agreed that, for 12 months following closing of its purchase of the prepaid business, DISH will provide commission opportunities and base salary that are no less favorable, in the aggregate, than those in effect for you immediately before the closing.

Benefits Information

15.	Will my years of service be recognized by DISH?

For the purpose of most benefits, your years of service recognized by Sprint (or New T-Mobile after closing of the merger) will be recognized by DISH. Specific terms and details about specific benefits would be contained in the respective DISH benefit plans. We do know that your years of service will be recognized at DISH in their Paid Time Off (PTO) program.

16.	If I am not yet eligible for immediate retirement, what happens to my Sprint Retirement Pension Plan benefit?

Many legacy Sprint employees were participants in the Sprint Retirement Pension Plan. Although accruals to this Plan were frozen Dec. 31, 2005, pension benefits are available for vested employees. Your eligibility as of your last day with New T-Mobile will depend on when this benefit will be available to you. Normally, if you have five years of service, your benefit will be available at age 65. With 10 years of pension service, your benefit may be available at a reduced level at age 55. You may visit https://sprintretirementservices.ehr.com to run your pension estimate or contact Sprint Retirement Services at 866-333-7311 for additional questions.

17.	Can I take retirement and still transition to DISH?

If you meet the benefit payment criteria, yes. Please visit the Retirement Tools on i-Connect to assist you in determining retirement eligibility, calculating your pension estimate and determining retiree health care. Information may also be found in the Sprint Retirement Pension Plan Summary Plan Description. Additional assistance is available by calling Sprint Retirement Services at 866-333-7311. If you are eligible to retire upon your last day worked, your pension benefit is available to be paid to you at the same time you are an employee of DISH.

18.	What will happen to my Sprint 401(k) account?

Under the terms of the agreement, if you transition to DISH, all your accounts – including the company match account – would become fully vested at the time of transition. Your contributions to the Sprint 401(k) Plan (or the T-Mobile 401(k) Plan if we have merged the plans by the time of the divestiture) will cease upon your last check with regular pay from New T-Mobile. You will be eligible to take a distribution (rollover to another qualified plan, IRA, or payment directly to yourself) from the 401(k) Plan approximately 10 days following your last regular paycheck. If your account balance is more than $1,000 your account can remain in the 401(k) Plan.

If the value of your account is $1,000 or less, you must request a distribution from the plan. You may contact Fidelity (800-877-4015), the record keeper and trustee of the 401(k) Plan, to request a distribution.

19.	Will I still receive my company matching and profit-sharing matching (if approved) even though I have taken a full distribution from my account?

Yes, your account will be reactivated when the company matching contribution for the current plan year is funded to your account – by March 31, 2020. If approved, the profit-sharing matching contribution will be similarly funded, but later in the year. Be sure to keep your home address and email updated with Fidelity. Under the terms of the agreement, your company matching account would be fully vested at the time of transition –regardless of your hire date. More information regarding Sprint 401(k) Plan can be found on i-connect at Sprint (401(k) Plan.

For assistance on Sprint/New Prepaid organization issues referenced in this document, contact your manager.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.